SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June, 2020
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer ID (CNPJ): 43.776.517/0001-80

MATERIAL FACT

Contract with the Municipality of Mauá

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”), in compliance with the provisions of Article 157, Paragraph 4 of Law 6,404/76 and the provisions of CVM Instruction Nº 358/02, informs to its shareholders and to the market in general, in continuity of the Notices to the Market disclosed on August 16 and December 17, 2019 and January 16, 2020, that it will be signed on June 15, 2020: i) he Contract for the Provision of Public Services between the State of São Paulo, the Municipality of Mauá and Sabesp (“Contract”), and ii) the Term of Adjustment for the Payment and Receipt of the Debt between the Municipal Environmental Sanitation Service of Mauá (“SAMA”), the Municipality of Mauá and Sabesp (“Term of Adjustment”).

The main purposes of the Term of Adjustment and of the Contract are the transfer to Sabesp of the water supply services in the Municipality (“Services”), for a period of 40 years, and the suspension by Sabesp of the judicial collection of the Municipality and SAMA’s debt, with an undisputed face value of R$ 3.5 billion (“Debt”) as of March 2020.

Through the Term of Adjustment and by simultaneously signing the Contract, Sabesp, the Municipality of Mauá and SAMA agreed that the payment of the Debt will be made through the transfer of the Services in the Municipality to Sabesp for 40 years. Through this operation, the assets constituted by SAMA and connected to the Services are also transferred to Sabesp, which will directly exploit only the water supply services.

The main aspects of the Term of Adjustment are:

•	Withdrawal by the Municipality and SAMA of the appeals that may be pending in the legal proceedings between the Parties, as well as other measures provided for in the Term of Adjustment;

•	Suspension of judicial Debt collection;

•

Regarding the  court order debt payment (“Precatórios”) already issued and to be issued due to the Term of Adjustment, they will be suspended for the term of the Contract and will be given as guarantees for the full compliance with the Term of Adjustment;

•	The amount in guarantee of Precatórios will be progressively reduced over the Contract period, until it expires at the end of the 40 years;

•

If the provision of services is interrupted before the expiration date of the Contract, the Precatórios will be reactivated in their original position in the queue before the suspension, and collected;

•	The additional conditions of the Term of Adjustment are as follows:

	a)	Transfer, by Sabesp to the Municipality of Mauá, in the amount of R$ 2.5 million with the purpose of equating the administrative costs to conclude the provision of the Services by SAMA; and

b)

All public servants and employees in the permanent staff of SAMA, comprised by 95 employees, will be temporarily assigned to Sabesp for up to two years, and Sabesp will be responsible for all costs connected to this assignment.

The main aspects of the Contract are:

•	The concession of the water supply services to Sabesp;

•

The planning will be shared between the State of São Paulo and the Municipality of Mauá, as set forth in the agreement in the form of a “Convênio”  signed between the São Paulo State Government and the Municipality of Mauá, and which establishes the associated management between the federate entities;

•

The concession of the services to Sabesp was made by the Municipality of Mauá and the State of São Paulo through an agreement between these three parties, complying with the same principles of the metropolitan contracts already signed in the region;

•

The regulation assignments, including tariff, control and oversight of the services were delegated to the São Paulo State Sanitation and Energy Regulatory Agency (ARSESP - Agência Reguladora de Saneamento e Energia do Estado de São Paulo); and

•	The tariff applied to Mauá will follow the tariff table for the Metropolitan Region of São Paulo, as of January 2021.

•	The Contract also establishes that:

	a)	Commitment of investment by Sabesp in the amount of R$ 219 million (in current values) in water for the next 40 years; and

b)

Transfer by Sabesp of 4% on the net revenue of the water supply services obtained in the Municipality of Mauá starting in the first year of the Contract, whose resources will be destined to FMSAI and pass-through to the tariff, as allowed by ARSESP.

The Contract for the Provision of Services with Mauá a municipality with a population of approximately 454 thousand inhabitants, settles the debt and allows Sabesp to provide quality services directly to the population, ensuring the legal, financial and asset security to the Company, its shareholders and creditors.

São Paulo, June 11, 2020.

Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: June 11, 2020

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.